Exhibit 99.2

OPERA LIMITED

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 9, 2025

To the Shareholders of Opera Limited:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend the 2025 annual general meeting (the “AGM”) of shareholders of Opera Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”). The AGM is to be held at the Opera offices in Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland), on December 9, 2025 at 10:00 a.m. Central European Time, and at any adjournment or adjournments thereof.

The AGM will put the following resolutions to shareholders for their consideration and, if thought fit, approval:

•
THAT effective from December 10, 2025 (the “Effective Date”), an amendment (the “Amendment”) to expand the Amended and Restated Share Incentive Plan adopted on January 10, 2019 (the “Plan”) by:
a.
the addition of two (2) million American depositary shares (“ADSs”); and
b.
with an annual increase of an additional one (1) million ADSs on each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board of Directors prior to the first day of any calendar year;

to attract, motivate, retain and reward talent, provide continued additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders over the years to come.

•
THAT to transact such other business as may properly come before the 2025 AGM of Shareholders or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the AGM.

Only shareholders of record of our ordinary shares (“Ordinary Shares”) at the close of business on November 4, 2025 (Eastern Time) (the “Record Date”) are entitled to notice and to vote at the AGM and any adjournment or postponement thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying Ordinary Shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon (the “Depositary”).

We cordially invite all holders of Ordinary Shares to attend the AGM in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the AGM. If you send in your form of proxy and then decide to attend the AGM to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to Opera Limited, c/o Opera Norway AS, Attn: General Counsel, Vitaminveien 4, 0485 Oslo, Norway, and must arrive no later than the time for holding the AGM or any adjournment thereof.

If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the AGM, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the AGM Meeting and vote in person.

By Order of the Board of Directors,

Date: November 7, 2025	By:	/s/ James Yahui Zhou
	Name:	James Yahui Zhou
	Title:	Executive Chairman

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 9, 2025

This Notice and Proxy Statement are available online at investor.opera.com

OPERA LIMITED

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Opera Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Annual General Meeting (the “AGM”). The AGM will be held at our offices in Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland), on December 9, 2025 at 10:00 a.m. Central European Time and at any adjournments or postponements thereof.

GENERAL INFORMATION

Purpose of AGM

The purpose of the AGM is to seek shareholder approval of the ordinary resolution in relation to the following proposals (the “Proposals”):

(i)
an amendment (the “Amendment”) to expand the Amended and Restated Share Incentive Plan adopted on January 10, 2019 (the “Plan”) by: (a) the addition of two (2) million American depositary shares (“ADSs”); and (b) with an annual increase of an additional one (1) million ADSs on each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board prior to the first day of any calendar year. The purpose of the Amendment is to attract, motivate, retain and reward talent, provide continued additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders over the years to come; and
(ii)
transact such other business as may properly come before the 2025 AGM of Shareholders or any adjournment or postponement thereof.

The Board recommends a vote FOR the Proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the AGM. The persons named on the proxy card shall be entitled to vote on such other matters in accordance with their judgment.

Who is entitled to vote at the AGM?

Only shareholders of record of our ordinary shares of a par value of US$0.0002 each, as of the close of the Record Date are entitled to receive notice and to attend and vote at the AGM and any adjournment or postponements thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the AGM. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, to ensure your vote is counted, we encourage you to vote by filling out and returning the enclosed proxy card or voting instruction card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for our AGM is one or more shareholders holding one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company throughout the AGM.

Votes Required

The Proposals require the affirmative vote of a simple majority of the votes cast by, or on behalf of the shareholders entitled to vote and voting on such proposal, in person or by proxy.

How do I vote?

Your shares may only be voted at the AGM if you are present in person or are represented by proxy. Whether or not you plan to attend the AGM, we encourage you to vote by proxy to ensure that your shares will be represented.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are a shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked.

If the AGM is postponed or adjourned for any reason, at any subsequent reconvening of the AGM, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the AGM (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous AGM.

Proxy Solicitation Costs

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

THE PROPOSAL OF AMENDMENT TO THE SHARE INCENTIVE PLAN

Purpose of Amendment to the Share Incentive Plan

The Company adopted the 2017 Restricted Share Unit Plan on April 7, 2017 and later adopted an Amended and Restated Share Incentive Plan on January 10, 2019 (the “Plan”) to promote the success of our business and the interests of our employees and shareholders by providing long term incentives in the form of Restricted Share Units or Options (collectively “Awards”). Under this Plan, up to a maximum of 10,000,000 ordinary shares are available for Awards, corresponding to a maximum of 10,000,000 ADSs. Over the approximately eight and a half years that the Plan has been effective, as of the end of the third quarter of 2025, the Company had granted Awards under the Plan equivalent to approximately 9.7 million ADSs net of forfeitures, of which 7.62 million have already vested and 2.13 million are scheduled to vest in the years to come. In order to preserve the Company’s ability to grant Awards for future periods, the Company proposes to increase the authorization by: (a) the addition of two (2) million ADSs, from 10,000,000 ADSs to 12,000,000 ADSs; and (b) with an annual increase of an additional one (1) million ADSs on each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board prior to the first day of any calendar year (the “Amendment”).

The purpose of the Amendment is to ensure that the Company has headroom over an extended period of time to continue to grant Awards to officers, employees, directors and other eligible persons, in line with the Company’s historical practices, and to link their interests with those of our shareholders over the years to come. Following the Amendment, a Second Amendment and Restated Share Incentive Plan will be adopted by the Board to amend and restate the previously adopted Share Incentive Plan of the Company, as first amended and restated on January 10, 2019, in its entirety and assume all Awards granted under the Plan. For the avoidance of doubt, any granted and unexercised options, and any granted and unvested awards under the Plan prior to the Amendment shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the Plan.

RECOMMENDATION OF THE BOARD

The Board recommends that you vote “FOR” the Proposal by way of an ordinary resolution:

THAT effective from the Effective Date, an amendment (the “Amendment”) to expand the Amended and Restated Share Incentive Plan adopted on January 10, 2019 (the “Plan”) by: (a) the addition of two (2) million ADSs, from 10,000,000 ADSs to 12,000.000 ADSs; and (b) with an annual increase of an additional one (1) million ADSs on each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board prior to the first day of any calendar year, be made to attract, motivate, retain and reward talent, provide continued additional incentives to officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders over the years to come.

OTHER MATTERS

Our Board is not aware of any business to come before the AGM other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the AGM, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

By Order of the Board of Directors,

Date: November 7, 2025	By:	/s/ James Yahui Zhou
	Name:	James Yahui Zhou
	Title:	Executive Chairman